June 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Cara Wirth
Mara Ransom

Re:	Amendment No. 2 to Registration Statement on Form S-3
Filed June 3, 2025 File No. 333-284768

Ladies and Gentlemen:

XWELL, Inc. (the “Company” or “we”) hereby transmits the Company’s response to the letter, dated June 13, 2025 (the “Comment Letter”), received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2” and the registration statement on Form S-3, as amended, the “Registration Statement”) submitted by the Company with the Commission on June 3, 2025. Concurrently with this response letter, the Company is submitting with the Commission Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which has been revised to reflect the Company’s responses to the Staff’s comments set forth in the Comment Letter as well as address additional updates due to the passage of time since the filing of Amendment No. 2.

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in italics, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-3 filed June 3, 2025

Cover Page

1.	Please revise your prospectus cover page to further explain how you calculated the 32,703,889 shares of common stock that you are registering here. Your revisions should explain the calculations for each of the Preferred Shares, Warrants, and Dividend Shares. With respect to Preferred Shares, please also revise to include the floor price of $0.167 and acknowledge that the first issuance of such shares could occur as soon as July 1, 2025.

The Company respectfully acknowledges the Staff’s comment and advises the Staff it has revised the cover page to reflect (i) the calculations for each of the Preferred Shares, Warrants and Dividend Shares, including the Floor Price of $0.167 with respect to the Preferred Shares and (ii) that the first issuance of the Dividend Shares could occur as soon as July 1, 2025.

Risk Factors

Substantial future sales or other issuances of our Common Stock could depress the market...,

2.	Please revise this risk factor to acknowledge that the issuance and sale of common stock in this offering is likely to further depress your stock price, which would make it more difficult to regain compliance with Nasdaq's Minimum Bid Price Rule and may also increase the likelihood that you implement a reverse stock split to remain listed on Nasdaq.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor on page 13 to acknowledge that the issuance and sale of Common Stock in the offering is likely to further depress the Company’s stock price, which would make it more difficult to regain compliance with Nasdaq’s Minimum Bid Price Rule and that this may also increase the likelihood that the Company may implement a reverse stock split to remain listed on Nasdaq.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212- 750-9595.

Very truly yours,

/s/ Ezra T. Ernst
Ezra T. Ernst President and Chief Executive Officer

cc:	Alla Digilova, Esq., Haynes and Boone, LLP